UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.         )*

OMNICOMM SYSTEMS, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

68212 U 10 4

(CUSIP Number)

August 29, 2008

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 68212 U 10 4	SCHEDULE 13G	Page 2 of 5 Pages

(1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Cornelis Wit not applicable
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 13,117,044 shares of Common Stock*
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 13,117,044 shares of Common Stock*
(8) SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,117,044
(10)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.38%
(12)	TYPE OF REPORTING PERSON IN

*	The Sole Voting Power, Sole Dispositive Power, and the Aggregate Amount Beneficially Owned includes 2,105,000 shares issuable upon conversion of options, 3,840,000 shares issuable upon conversion of Convertible Debentures and 3,540,000 shares issuable upon conversion of warrants.

Cusip No. 68212 U 10 4	SCHEDULE 13G	Page 3 of 5 Pages

ATTACHMENT

Item 1	(a).	Name of Issuer

OmniComm Systems, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices

2101 West Commercial Blvd, Suite 4000, Ft. Lauderdale, FL 33309

Item 2	(a) and 2(b).	Name of Person Filing and Address of Principal Business Office or, if none, Residence

This Schedule 13G is being filed by Cornelis Wit, with a principal business office address of 2101 West Commercial Blvd, Suite 4000, Ft. Lauderdale, FL 33309, pursuant to Rule 13d-1(k) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 2	(c).	Citizenship

Mr. Wit is a citizen of the Netherlands.

Item 2	(d).	Title of Class of Securities

Common Stock, $.001 par value per share

Item 2	(e).	CUSIP No.

68212 U 10 4

Item 3.	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), Check Whether the Person Filing Is a:

Not Applicable

Cusip No. 68212 U 10 4	SCHEDULE 13G	Page 4 of 5 Pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

13,117,044 shares of Common Stock.

(b) Percent of Class:

15.38% on the Date of Event Which Requires Filing of this Statement.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

13,117,044 shares*

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

13,117,044 shares*

(iv) Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Cusip No. 68212 U 10 4	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 10, 2008

/s/ Cornelis Wit
Cornelis Wit